

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-mail
Mr. Andre Troshin
Chief Executive Officer
Puget Technologies, Inc.
227 Bellevue Way NE, Suite 411
Bellevue, WA 98004

> **Re:** **Puget Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 7, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed February 15, 2013**
> **File No. 333-179212**

Dear Mr. Troshin:

We have reviewed your response dated February 15, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed February 7, 2013

Form 8-K/A Filed February 15, 2013

1. We have reviewed the letter provided by Thomas J. Harris, CPA in response to comment 3 of our letter dated February 8, 2013. We note that the letter from Mr. Harris indicates that he was still employed as your auditor on December 25, 2012. Please reconcile this information to your Form 8-K filed on January 25, 2013, which states that Thomas J. Harris, CPA resigned as your independent registered public accounting firm on November 20, 2012. We further note the Exhibit 16 letter provided by Thomas J. Harris, CPA which was filed with your January 25, 2013 Form 8-K indicates that Thomas J. Harris, CPA is no longer acting as your independent accountants as of November 20, 2012. It appears that Mr. Harris has provided contradictory information as to the date of

Mr. Andre Troshin
Puget Technologies, Inc.
February 20, 2013
Page 2

his resignation in that Exhibit 16 letter and in your response to our comments. Please advise, and amend your Forms 8-K as necessary to provide consistent information about the date(s) of the resignation(s) and appointment(s) of Thomas J. Harris, CPA as your independent registered public accounting firm.

2. We note the statement in your Form 8-K/A filed on February 15, 2013 that "CANUSWA has not provided us with such letter citing they cannot agree with the changes made in the 8-K/A. We have been unable determine what disagreement they have with the Company…" Since it appears that you discussed the disclosures in this Form 8-K/A with CANUSWA, please provide us with more information about why CANUSWA indicated that they did not agree with the changes made in this Form 8-K/A. Please also clarify for us whether CANUSWA indicated to you that they would not provide an Exhibit 16 letter, or whether CANUSWA indicated that they planned to provide an Exhibit 16 letter but needed additional time to prepare it.

3. Please note that the Tandy language provided at the end of your response does not match the representations that we asked you to provide us. As previously requested, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief